IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

Exhibit 99.1

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of ImmunoPrecise Antibodies Ltd. (“the Company”, “ImmunoPrecise” or “IPA”) for the three and nine months ended January 31, 2025, together with the audited consolidated financial statements and accompanying MD&A of the Company for the year ended April 30, 2024. This MD&A is the responsibility of management and was reviewed and approved by the Board of Directors of IPA (the "Board") on March 27, 2025.

The referenced financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and as applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Except as otherwise noted, all dollar figures in this MD&A are stated in Canadian dollars, which is the Company’s reporting currency.

We have prepared this MD&A with reference to National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators. Additional information relating to ImmunoPrecise, including our most recently completed Annual Information Form and our Annual Report on Form 20-F for the fiscal year ended April 30, 2024, is available on our website at www.ipatherapeutics.com and can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

FORWARD-LOOKING INFORMATION

This MD&A contains certain statements that constitute “forward-looking statements” within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.

This document contains forward-looking statements about IPA's future outlook, future plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which IPA is a party, product development, future revenue growth, research and development (“R&D”) initiatives, and general market trends and developments. These statements, which involve expectations, estimates, and projections, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict and/or are beyond IPA's control.

The forward-looking statements are based on certain assumptions, including the progress, timing, and costs related to the execution of IPA's business plan and strategy; estimates and projections regarding the industry in which IPA operates; the future success of R&D activities, including the advancement of IPA's AI technologies, the LENSai software, and HYFTTM technology. Assumptions are also made on the absence of material changes in various areas such as regulatory environment, general business and economic conditions, market demand for IPA's services, competitive landscape, and technological disruptions. Furthermore, the statements take into account estimates regarding future financing and capital.

The success of IPA's AI technologies is subject to inherent uncertainties of technology development and implementation, including the complexity of tasks the AI is being developed to perform, potential technical difficulties, the necessity for continuous adaptation to new scientific findings and data, and regulatory and ethical considerations. Furthermore, the potential for IPA's AI technologies to generate revenues is contingent upon market acceptance, development of commercially viable applications, and establishment of successful business models.

Forward-looking statements inherently carry risks and uncertainties that could cause actual outcomes and results to differ materially from current expectations. Thus, these statements should be approached with caution, and undue reliance on them should be avoided. Some of these risks and uncertainties are outlined in the "Risks and Uncertainties" section of this MD&A. It is important to note that

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

forward-looking statements are not assurances of future performance. As actual results and future events could vary significantly from those anticipated in these statements, they should not be taken as accurate predictions. Despite the potential updates or revisions of forward-looking statements due to new information or future events, IPA is under no obligation to make these changes unless required by law. These cautionary notes serve to qualify all forward-looking statements contained in this MD&A explicitly.

CAUTION REGARDING NON-IFRS MEASURES

In addition to the results reported in accordance with IFRS, this MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures, including “adjusted EBITDA” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Management believes that these measures provide useful information in that they may exclude amounts that are not indicative of the Company’s core operating results and ongoing operations and provide a more consistent basis for comparison between periods. For further details, please refer to the "Non-IFRS Measures" section in this MD&A.

GENERAL

Founded on November 22, 1983, and incorporated under Alberta law, IPA's common shares ("Common Shares") currently trade on the Nasdaq Capital Market under the ticker symbol "IPA". The corporate headquarters of IPA is situated at Industrious 823 Congress Ave Suite 300 Austin, Texas 78701.

OVERVIEW

The Company is a leading biotherapeutic research and technology firm, distinguished by its proficiency in both in silico and wet lab methodologies. At the intersection of systems biology, multi-omics modeling, and complex artificial intelligence systems, the Company has carved out a unique space within the field. The core of the Company's operations encompasses a diverse suite of proprietary technologies that aid in the exploration, discovery, and development of novel drugs and biologics.

Integrated within IPA's wet lab infrastructure is a diverse array of in silico technologies. As an end-to-end service provider of antibody discovery and development, IPA’s state-of-the-art computational methodologies allow the Company to perform detailed and comprehensive evaluations across various stages of biologic discovery and development.

The synergy between IPA's in silico analyses and wet lab technologies enhances the efficacy of the workflow, thereby offering a unique value proposition to its partners aimed at reducing the time, cost and risk associated with therapeutic antibody discovery and development. This strategic integration underscores IPA's commitment to innovative solutions, driving not only operational efficiency but also pioneering advancements in the industry.

The Company believes that its experience, innovation, technologies, scientific rigor, and focus on producing quality products, provide a unique experience in one-stop service offerings, and assist the Company in its aim to reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development.

The Company has achieved organic revenue growth through market penetration and service diversification in the biologics, Contract Research Organizations ("CRO") space, as well as accretive growth through strategic expansion of its operations in Europe, by acquiring and integrating innovative technologies, and through investments in R&D.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

Services

The breadth of services provided by IPA unfolds sequentially in alignment with the process of antibody discovery and development. Starting from the in silico arena, the Company utilizes custom antigen modeling, target analysis using Natural Language Processing, and the patented HYFTTM analysis to lay the groundwork for the subsequent experimental phases.

As the projects transition into the wet lab phase, the Company's capabilities diversify, offering an array of services such as design and manufacturing, B cell sorting incorporating IPA's proprietary Function First B Cell screening and sequencing, and the production and screening of custom, immune, and proprietary naïve phage display libraries. IPA's wet lab antibody discovery technologies are compatible with in-depth mining of antibody repertoires by next generation sequencing and computational analysis. The Company's hybridoma discovery and production services, enhanced by multiplexed high-throughput screening and single clone-picking, complement the expertise it possesses with transgenic animals and multi-species antibody discovery.

The Company then steps into antibody characterization studies, which encompass affinity measurements, epitope landscape profiling, functional assays, and in silico analyses including immunogenicity, three-dimensional modeling, relative affinity rankings, molecular docking, and off-target analyses. Additional services include the creation of bi-specifics, single domain (such as VHH and VNAR (shark)) antibodies, recombinant cloning, protein and antibody production and downstream processing, stable cell line generation, antibody engineering, optimization including humanization, and cryopreservation and cryostorage.

ImmunoPrecise's wholly owned subsidiaries, IPA Canada and IPA Europe, have received recognition as approved CRO for top-tier transgenic animal platforms producing antibodies with human antigen binding domains, along with protein manufacturing. The subsidiaries also form a critical component of the Company's R&D investments, promoting the development of proprietary technologies like B cell Select® and DeepDisplayTM platforms, applicable across a wide array of species and strains, including transgenic animals.

Moreover, in the past two years, the Company has gained increasing recognition as a rising leader in the biologics CRO space, with a focus on organic growth through market penetration and service diversification, as well as strategic expansion with platform and process integration. Furthermore, end-to-end services have been leveraged through acquisition, enabling a steady foundation for future growth.

Operations of the Company

IPA is a global operation with a presence in Utrecht and Oss in the Netherlands, Diepenbeek in Belgium, Victoria, British Columbia, in Canada, Fargo, North Dakota and Austin, Texas in the United States. This broad reach enables IPA to tap into thriving locations that strongly support the life sciences industry and the development of AI.

The Company's leadership, spanning North America and Europe, holds global responsibility for financial and accounting oversight, sales and marketing, investor relations, and information technology. An enterprise resource management system aids in automating marketing and sales, enhancing customer relationship management, and simplifying accounting, financial reporting, and project management tasks.

The Company’s head office is in Austin, Texas, and the base for U.S. operations is in Fargo, North Dakota. IPA Canada operates from Victoria, British Columbia, performing custom antibody generation since its inception. The Company has recently completed the expansion of its vivarium in Victoria while simultaneously intensifying its capabilities in measuring protein binding kinetics and high-throughput label-free protein-protein interactions and further developing and improving technologies such as its B cell Select® platform.

The acquisition of U-Protein Express B.V. ("UPE") and ModiQuest Research B.V. ("MQR"), now collectively named IPA Europe, has deepened the Company’s technological competence, and expanded its capabilities for partners worldwide. The team from MQR in Oss brings extensive expertise in various areas, including in vitro antibody phage library generation, antibody characterization, optimization,

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

and engineering. The UPE team in Utrecht specializes in the production of complex proteins and antibodies, supporting numerous programs across various sectors using their proprietary expression platform rPEx®.

On April 14, 2022, the Company successfully acquired BioStrand BV, BioKey BV, and BioClue BV, a group of innovative AI entities based in Belgium. These entities are leaders in the field of multi-omics and in silico biotechnology, specializing in the intricate task of identifying unique biological fingerprints within proteins, RNA, and DNA across multiple information layers, giving rise to unprecedented insights into biological molecules, including intricate relationships between protein structure and function. They have constructed a comprehensive knowledge base of these distinctive biological markers, which serves as a significant tool for their comparison and processing. This strategic acquisition further bolsters the Company’s standing in the rapidly advancing fields of multi-omics and in silico antibody discovery and development.

The Company continues to broaden its intellectual property portfolio in additional, meaningful ways, including internal R&D, acquisitions, and collaborations. There is also an emphasis on therapeutic antibody asset development in areas such as oncology, inflammation, neurodegenerative diseases, autoimmunity, and atherosclerosis.

STRATEGY AND OUTLOOK

The management team at IPA places a strong emphasis on initiatives designed to increase revenue, enhance internal assets, and maximize shareholder value. Central to the Company's mission is the aspiration to fundamentally transform the approach to biotherapeutic discovery and development. By integrating its advanced AI-driven software, LENSai, IPA aims to introduce a new paradigm that underscores accuracy, precision, speed, and cost-effectiveness, thereby changing how the world processes complex and disparate data.

One core component of IPA's strategy is the integration of LENSai's in silico capabilities into its services. LENSai adds high-through-put in silico analytical capabilities early in the discovery and development cycle, which enhances the Company's traditional wet lab services.

IPA's goal is to be the world's premier partner for complex AI-driven therapeutic antibody discovery and development, providing a rapid, integrated, accurate, data-driven, technologically advanced continuum of services. The Company works towards accelerating the transition of novel therapies from idea to the clinic by providing a bridge between highly accurate in silico predictions and wet lab validations. IPA's in silico tools, powered by LENSai, can predict potential targets, antibody binding characteristics, therapeutic developability, safety and tolerability, functional outcomes, and provide iterative feedback from wet lab experiments designed to refine these predictions and improve the accuracy of its AI models.

In 2022, to accommodate operational growth, IPA relocated its Utrecht facility to larger premises within the Utrecht Science Park, which resulted in a doubling of the site's lab capacity. This strategic move was driven by the need to meet increasing market demands in Europe, North America, and Asia.

Pharmaceutical industry trends suggest an increasing reliance on external partners like IPA for expertise, cost-effectiveness, and rapid turnaround times. As a service provider with both wet lab and AI-driven in silico capabilities, management believes the Company aligns well with these industry needs.

The monoclonal antibody market is experiencing sustained growth, with an increasing focus on antibody R&D in response to the rising incidence of cancer, infectious diseases, and chronic diseases. The therapeutic antibody market, valued at U.S.$115 billion in 2018 according to a study published in the Journal of Biomedical Science in January 2022, is projected to reach U.S.$300 billion by 2025. According to GrandViewResearch.com, the protein and antibody-related service and product market is predicted to grow at a CAGR of 6.2% to U.S.$5.6 billion by 2027.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

IPA is not simply adapting to market trends but is attempting to actively set new standards and demonstrate novel capabilities. The Company considers itself a leader in the field of AI-integrated biotherapeutics research. The Company's unique blend of AI-driven in silico capabilities and traditional wet lab services guides its innovation.

AI for Drug Discovery

The initial stage of the drug discovery process involves identifying a therapeutic target followed by the discovery of novel drug candidates. These phases involve leveraging AI to speed up the process of identifying and selecting new antibodies. The LENSai platform employs machine learning and other AI methodologies to analyze vast amounts of data related to antibodies, yielding insights into their structure, function, and intermolecular interactions. Potential drug candidates are evaluated based on parameters such as efficacy, potency, bioavailability, and toxicity.

AI is increasingly becoming a crucial tool in the healthcare industry, especially in the area of drug research. AI technology has the capability to identify therapeutic targets and plays a critical role in the design, discovery, and efficient screening of molecules. According to a 2022 report by ReportLinker, the AI Drug Discovery Market, valued at U.S.$253.8 million in 2019, is projected to reach U.S.$3.9 billion by 2030, growing at a CAGR of 40.8 % from 2020 to 2030. This anticipated growth is attributed to the ability of AI to understand disease mechanisms, establish biomarkers, and generate data or models for the drug discovery process.

The acquisition of BioStrand in April 2022 marked a significant advancement for the Company. BioStrand brings its unique and proprietary HYFT™ technology that adds accuracy and transparency (explainability) to traditional AI approaches and algorithms, an extremely important feature, especially in the life sciences.

The Company's AI-driven software, LENSai, takes advantage of this technology. It enables the Company to extract the potential from data, discover connections between data, and pull new and valuable information from existing data. Furthermore, BioStrand's HYFT™ framework converts unstructured data into structured data, allowing for default feature reduction and efficient downstream analysis using advanced AI/ML techniques. The HYFT™ fingerprints create a link between sequences and literature analysis through a bottom-up Natural Language Processing approach, providing a universal syntax for the language of biology. This proprietary pattern and profile detection is crucial for understanding diseases and biological processes.

BioStrand's HYFT™ framework makes all accessible biological data rapidly computable. The technology developed by BioStrand offers a solution for "omics" (DNA, RNA, amino acids) data management, analysis, and storage, effectively addressing the current challenges and bottlenecks in bioinformatics. The integration of this technology with the LENSai platform results in an incredibly efficient system for managing and analyzing omics data. This combination of technologies is capable of processing huge tasks at high speed and scale, all while maintaining a light computational footprint.

OVERALL PERFORMANCE AND LIQUIDITY

The Company achieved revenues of $6.2 million and $17.5 million during the three and nine months ended January 31, 2025, a 1.1% and 2.9% decrease from 2024 revenues of $6.2 million and $18.1 million, respectively. The Company incurred cost of sales of $2.9 million and $8.5 million during the three and nine months ended January 31, 2025, a $0.1 and $0.7 million decrease for the three and nine months ended January 31, 2024 cost of sales, respectively. The Company incurred total operating expenses of $27.8 million during the three months ended January 31, 2025, an increase of $21.2 million compared to the three months ended January 31, 2024. Operating expenses totaled $41.2 million during the nine months ended January 31, 2025, an increase of $22.0 million compared to the nine months ended January 31, 2024. Net loss totaled $21.5 million and $28.1 million for the three and nine months ended January 31, 2025, compared to a net loss of $2.7 million and $8.5 million during the same periods last year. Operating expense and net loss increased due to a $21.2 million impairment loss on the intangible assets of BioStrand during the three months ended January 31, 2025.

As of January 31, 2025, the Company had cash on hand of $12.9 million compared to $3.5 million as of April 30, 2024. The Company expects its cash on hand as of January 31, 2025 will be insufficient to fund the Company's operations for at least one year from the date

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

these financial statements are available to be issued. These conditions raise material uncertainties which cast significant doubt as to whether the Company will be able to continue as a going concern should it not be able to obtain financing necessary to fund its planned revenue growth and working capital requirements.

The Company will need to raise additional funds to finance its operations and strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part on the prevailing capital market conditions and profitability of its operations. If the Company is unable to raise sufficient funds, reductions in expenditures will be required, and this may impact the future growth plans of the Company.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

RESULTS OF OPERATIONS

Comparison of the three months ended January 31, 2025 and 2024

Revenue

	Three Months Ended January 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Project revenue	5,572	5,774	(202)	-3.5%
Product sales revenue	501	395	106	26.8%
Cryostorage revenue	78	52	26	50.0%
Total revenue	6,151	6,221	(70)	-1.1%

The Company achieved revenue of $6.2 million during the three months ended January 31, 2025, a 1.1% decrease from the three months ended January 31, 2024.

Gross Profit

	Three Months Ended January 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Gross profit	3,295	3,197	98	3.1%
% of total revenue	54%	51%

Gross profit totaled $3.3 million during the three months ended January 31, 2025, an increase of 3.1% compared to the three months ended January 31, 2024. Gross profit increased due to reduction in material costs.

Research and development

	Three Months Ended January 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Research and development	1,057	1,001	56	5.6%

During the three months ended January 31, 2025, research and development expenses totaled $1.1 million, an increase from the $1.0 million incurred during the three months ended January 31, 2024. Research and development expenses for the three months ended January 31, 2025 include $0.6 million in salary costs, including share-based payments (2024 - $0.5 million), and $0.1 million in research expense (2024 - $0.2 million).

Sales and marketing

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

	Three Months Ended January 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Sales and marketing	1,310	649	661	101.8%

Sales and marketing expenses totaled $1.3 million during the three months ended January 31, 2025, compared to $0.6 million during the three months ended January 31, 2024. Expenditures during the three months ended January 31, 2025, include $0.5 million in salary costs, including share-based payments (2024 - $0.4 million), and $0.7 million in advertising cost (2024 - $0.2 million).

General and administrative

	Three Months Ended January 31,
(in thousands)	2025 $	2024 $	Change $	Change %
General and administrative	3,594	4,178	(584)	-14.0%

During the three months ended January 31, 2025, general and administrative expenses totaled $3.6 million, a decrease of $0.6 million compared to the three months ended January 31, 2024.

Other Income / Expense

	Three Months Ended January 31,
(in thousands)	2025 $	2024 $	Change $
Accretion	(3)	(5)	2
Grant income	(4)	—	(4)
Interest and other income (expense)	(169)	3	(172)
Unrealized foreign exchange gain (loss)	114	(115)	229
Total other income (expense)	(62)	(117)	55

The Company recorded other income (expense) of $0.1 million during the three months ended January 31, 2025, compared to other income (expense) of $0.1 million during the three months ended January 31, 2024.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

Comparison of the nine months ended January 31, 2025 and 2024

Revenue

	Nine Months Ended January 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Project revenue	15,912	16,508	(596)	-3.6%
Product sales revenue	1,452	1,372	80	5.8%
Cryostorage revenue	175	179	(4)	-2.2%
Total revenue	17,539	18,059	(520)	-2.9%

The Company achieved revenue of $17.5 million during the nine months ended January 31, 2025, a 2.9% decrease from the nine months ended January 31, 2024.

Gross Profit

	Nine Months Ended January 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Gross profit	9,088	8,945	143	1.6%
% of total revenue	52%	50%

Gross profit totaled $9.1 million during the nine months ended January 31, 2025, an increase of 1.6% compared to the nine months ended January 31, 2024. Gross profit increased due to reduction in salaries and material costs.

Research and development

	Nine Months Ended January 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Research and development	3,854	2,783	1,071	38.5%

During the nine months ended January 31, 2025, research and development expenses increased to $3.9 million from $2.8 million during the nine months ended January 31, 2024. Research and development expenses for the nine months ended January 31, 2025 include $2.3 million in salary costs, including share-based payments (2024 - $1.9 million), and $0.6 million in research expense (2024 - $0.4 million).

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

Sales and marketing

	Nine Months Ended January 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Sales and marketing	3,265	2,633	632	24.0%

Sales and marketing expenses totaled $3.3 million during the nine months ended January 31, 2025, compared to $2.6 million during the nine months ended January 31, 2024. Expenditures during the nine months ended January 31, 2025, include $1.6 million in salary costs, including share-based payments (2024 - $2.0 million), and $1.5 million in advertising cost (2024 - $0.5 million).

General and administrative

	Nine Months Ended January 31,
(in thousands)	2025 $	2024 $	Change $	Change %
General and administrative	11,029	11,473	(444)	-3.9%

During the nine months ended January 31, 2025, general and administrative expenses totaled $11.0 million, a decrease of $0.4 million compared to the nine months ended January 31, 2024.

Other Income / Expense

	Nine Months Ended January 31,
(in thousands)	2025 $	2024 $	Change $
Accretion	(8)	(15)	7
Grant income	164	300	(136)
Interest and other income (expense)	(286)	26	(312)
Unrealized foreign exchange gain (loss)	(151)	21	(172)
Total other income (expense)	(281)	332	(613)

The Company recorded other expense of $0.3 million during the nine months ended January 31, 2025, compared to other income of $0.3 million during the nine months ended January 31, 2024.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

SUMMARY OF QUARTERLY RESULTS

The following table sets out financial information for the past eight quarters:

	Three Months Ended ($)
(in thousands, except share data)	January 31, 2025	October 31, 2024	July 31, 2024	April 30, 2024
Total revenue	6,151	6,125	5,263	6,459
Cost of sales	2,856	2,688	2,907	3,351
Gross profit	3,295	3,437	2,356	3,108
Operating expenses	27,768	6,278	7,129	22,021
Other income (expenses)	(62)	(218)	(2)	89
Income taxes	(3,014)	(506)	(776)	(1,215)
Net loss	(21,521)	(2,553)	(3,999)	(17,609)
Basic and diluted loss per share*	(0.66)	(0.09)	(0.15)	(0.71)

	Three Months Ended ($)
(in thousands, except share data)	January 31, 2024	October 31, 2023	July 31, 2023	April 30, 2023
Total revenue	6,221	6,150	5,688	5,621
Cost of sales	3,024	3,196	2,893	2,280
Gross profit	3,197	2,954	2,795	3,341
Operating expenses	6,537	5,775	6,844	9,269
Other income (expenses)	(117)	230	218	31
Income taxes	(778)	(182)	(415)	(767)
Net loss	(2,679)	(2,409)	(3,416)	(5,130)
Basic and diluted loss per share*	(0.11)	(0.10)	(0.14)	(0.20)

* Because of the net loss, basic and diluted loss per share are the same given potential dilutive common shares are excluded from the computation as their effect would be anti-dilutive.

Revenue

The Company's revenue for the three months ended January 31, 2025 was flat compared to the same period in the previous year.

Gross Profit

The Company recorded a gross profit margin of 54% during the three months ended January 31, 2025, versus 51% during the same period in the previous year.

Operating Expense

The Company’s operating expenses have generally trended down over the past year. Fluctuations in operating expenses have historically been driven primarily by research and development expenses or impairment, while sales and marketing and general and administrative expenses have been more stable.

The increase in operating expense this quarter is attributed to a $21.2 million impairment loss on the intangible assets of BioStrand. The primary factor for the impairment included a delay in expected cash flows of BioStrand due to the strategic plans and expected use of

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MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

BioStrand's assets. The increased discount rate relates to additional forecast risk for the BioStrand CGU, as compared to period ended April 30, 2024.

Other Income (Expense)

Other income (expense) is primarily influenced by unrealized foreign exchange gains or losses stemming from contractual and cash holdings denominated in euros or U.S. dollars, amortization of debenture discount and interest on debenture. This component can vary from quarter to quarter, transitioning between gains and losses due to fluctuations in foreign currency exchange rates.

NON-IFRS MEASURES

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed interim consolidated financial statements and accompanying notes for the year ended April 30, 2024.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures are adjusted operating EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted operating EBITDA as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The most directly comparable IFRS measure to adjusted operating EBITDA is net loss.

The Company defines adjusted operating expenses as operating expenses before taxes, interest, share-based compensation, depreciation, amortization, accretion, foreign exchange loss, and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports. The most directly comparable IFRS measure to adjusted operating expenses is operating expenses.

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MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2025 $	2024 $	2025 $	2024 $
Net loss	(21,521)	(2,679)	(28,073)	(8,505)
Income taxes	(3,014)	(778)	(4,294)	(1,374)
Amortization and depreciation	1,397	1,309	4,206	4,156
Accretion	3	5	8	15
Asset impairment charge	21,184	—	21,184	—
Foreign exchange realized loss	48	72	28	124
Interest expense	227	213	739	526
Interest and other expense (income)	169	(3)	286	(26)
Unrealized foreign exchange gain (loss)	(114)	115	151	(21)
Share-based payments	70	178	392	1,298
Adjusted EBITDA	(1,551)	(1,568)	(5,373)	(3,807)

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2025 $	2024 $	2025 $	2024 $
Operating expenses	(27,768)	(6,537)	(41,174)	(19,156)
Amortization and depreciation	651	793	1,944	2,534
Asset impairment charge	21,184	—	21,184	—
Foreign exchange realized loss	48	72	28	124
Interest expense	227	213	739	526
Share-based payments	70	178	392	1,298
Adjusted Operating Expenses	(5,588)	(5,281)	(16,887)	(14,674)

LIQUIDITY AND CAPITAL RESOURCES

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of shareholders’ equity.

The Company adjusts its capital structure upon approval from its Board, considering economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

On July 11, 2023, the Company filed a U.S.$300 million shelf registration statement with the United States Securities and Exchange Commission (the "Registration Statement"), under which the Company may offer for sale, from time to time, either separately or together in any combination, equity, debt, or other securities described in the Registration Statement through the 36-month expiration period.

On February 23, 2024, the Company entered into an Open Market Sales Agreement with Clear Street LLC (the “Clear Street ATM Agreement”). Under the terms of the Clear Street ATM Agreement, the Company is entitled, at its discretion and from time-to-time during the term of the Clear Street ATM Agreement, to sell Common Shares through Clear Street LLC, acting as sole sales agent. The

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

Company filed a prospectus supplement to the Registration Statement in connection with the Clear Street ATM on February 23, 2024, permitting sales of Common Shares for an aggregate gross sales price of up to U.S.$60 million. (the “Clear Street ATM Prospectus Supplement”). On July 29, 2024, the Company filed an amendment to the Clear Street ATM Prospectus Supplement to reduce the aggregate gross sales price of Common Shares under the Clear Street ATM to U.S.$8.8 million.

On July 16, 2024, YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP (“Yorkville”), entered into a securities purchase agreement under which the Company agreed to sell and issue to Yorkville U.S.$3.0 million aggregate principal amount of convertible debentures (the “Convertible Debentures”) in two tranches and at a purchase price of 95% of the aggregate principal amount. In connection with the offering, the Company and Yorkville entered into a customary registration rights agreement pursuant to which the Company agreed to provide certain registration rights to Yorkville under the U.S. Securities Act of 1933, as amended.

As of January 31, 2025, the company completed the ATM, alongside the full conversion of the debenture with Yorkville.

As of January 31, 2025, the Company held cash of $12.9 million (April 30, 2024 – $3.5 million). During the nine months ended January 31, 2025, the cash used in operating activities was $5.3 million. As part of the investing activities, the Company made property and equipment purchases of $0.4 million. As part of the financing activities, the Company incurred lease payments of $1.1 million.

The consideration paid for the acquisition of BioStrand includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period ending April 30, 2029, which shall not exceed in total €12.0 million. As of January 31, 2025, no amount has been earned or paid on the Company's contingent earnout related to the BioStrand acquisition.

Although the Company is a going concern, the Company does not have cash reserves to fund all its operations for one year, and strategic future growth and expansion plans. The Company has historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company may need to raise additional funds through issuances of Common Shares or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those previously obtained, or at all. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company's assets or curtail or discontinue the Company's operations.

CAPITAL EXPENDITURES

The Company made property and equipment purchases of $0.4 million during the nine months ended January 31, 2025 (2024 - $0.3 million).

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

OUTSTANDING SHARE DATA

The Company’s outstanding share information as of March 27, 2025 is as follows:

Security	Number	Exercise Price		Expiry date
Issued and outstanding common shares	45,765,118		NA	NA
Stock options	220,000		$8.50	September 1, 2025
Stock options	142,000		$20.30	January 6, 2026
Stock options	5,650		$6.89	January 2, 2026
Stock options	235,000		$7.94	January 7, 2027
Stock options	16,000		$8.30	January 13, 2027
Stock options	64,000		$5.79	May 15, 2027
Stock options	7,265	U.S.	$4.10	February 19, 2027
Stock options	475,452	U.S.	$4.10	February 19, 2028
Stock options	212,225	U.S.	$1.48	January 19, 2034
Stock options	8,000	U.S.	$1.47	January 4, 2033
Stock options	8,000	U.S.	$1.47	January 23, 2033
Stock options	8,000	U.S.	$1.47	March 1, 2033
Stock options	4,000	U.S.	$1.47	April 2, 2033
Stock options	4,000	U.S.	$1.47	May 8, 2033
Stock options	8,000	U.S.	$1.47	June 11, 2033
Stock options	4,000	U.S.	$1.47	August 8, 2033
Stock options	8,000	U.S.	$1.47	November 13, 2033
Stock options	12,000	U.S.	$1.47	January 1, 2034
Stock options	4,000	U.S.	$1.47	February 1, 2034
Stock options	8,000	U.S.	$1.47	February 19, 2034
Stock options	658,990	U.S.	$0.86	August 2, 2034
Warrants	130,111	U.S.	$16.81	February 3, 2026
Warrants	56,650	U.S.	$1.00	December 8, 2028
Total	48,064,461

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in preparation of the consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2024.

ADOPTION OF NEW ACCOUNTING STANDARDS

Standards adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2024, which is our fiscal year ending April 30, 2025. We adopted these amendments in our first fiscal quarter ending July 31, 2024 with no impact noted to our classification of liabilities.

Standards not yet adopted

IFRS 18

The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how ‘operating profit or loss’ is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The Company does not expect IFRS 18 to have a material impact on the Company's financial statements.

These amendments are effective for reporting periods beginning on or after January 1, 2027.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the interim Chief Financial Officer (“ICFO”) have designed disclosure controls and procedures, or have caused them to be designed under their supervision. Such procedures are designed to ensure that material information relating to the Company and its consolidated subsidiaries is made known to the CEO and ICFO by others within the Company, and such disclosure controls and procedures were established in order to provide reasonable assurance that:

•
material information relating to the Company is made known to the CEO and ICFO by others, particularly during the period in which the interim and annual filings are being prepared; and
•
information required to be disclosed by the Company in its annual filings, interim filings or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Our management, with the participation of our CEO and ICFO, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities and Exchange Act of 1934, as amended, or the Exchange Act), as of the three months ended January 31, 2025, the end of the period covered by this Quarterly Report on Form 6-K. Based on such evaluation, our CEO and ICFO have concluded that, as of such date, our disclosure

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

controls and procedures were not effective because of a material weakness in our internal control over financial reporting as described below during the three-month period ended January 31, 2025.

MATERIAL WEAKNESS

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Management identified the following material weakness in internal controls over financial reporting during the three-month period ended January 31, 2025:

Management concluded that we did not have sufficient resources to assist us in identifying, evaluating and addressing complex technical accounting issues that affect our consolidated financial statements on a timely basis.

Ongoing Remediation Efforts to Address the Identified Material Weakness

Management, with oversight from the Audit Committee of our Board of Directors, is taking steps to remediate the control deficiencies which resulted in the material weakness described above by designing and implementing remediation measures intended to address the material weakness as of January 31, 2025, by implementing subject matter expert reviews to our internal control over financial reporting. The remediation measures intended to correct the material weakness includes engaging with expert and subject matter consultants on such complex accounting issues that may arise, as well as providing additional in-house training to personnel to support internal controls over financial reporting. With the additional measures, we intend to enhance our technical accounting expertise within the Company to better identify and address complex technical accounting issues if and when they arise.

As we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to strengthen controls or to modify the remediation plan described above. When operational, we believe the controls we have designed or plan to design will remediate the control deficiency that has led to the material weakness that we have identified. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in internal control

We are working towards implementing processes and procedures to address the material weakness noted above. Other than changes in personnel, there were no changes in our internal control over financial reporting identified in management’s evaluation pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act during the period covered by this Quarterly Report on Form 6-K that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on effectiveness of controls and procedures

None.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

In connection with National Instrument 52-109 - Certificate of Disclosure in Issuer’s Annual and Interim Filings, the ICFO of the Company has filed a 52-109F2 Certificate of Interim Filings, Full Certificate relating to the establishment and maintenance of disclosure controls and procedures and internal controls over financial reporting with respect to the financial information contained in the unaudited condensed interim consolidated financial statements for the three and nine months ended January 31, 2025 and this accompanying MD&A.

For further information, the reader should refer to the Company’s Certificate of Interim Filings and the Annual Filings on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, deferred acquisition payments, and leases. The fair value of investment is determined based on “Level 3” inputs which consist of unobservable inputs to the valuation methodology used. As at January 31, 2025, the Company believes the carrying values of cash, amounts receivable, restricted cash, accounts payable and accrued liabilities, and deferred payments approximate their fair values because of their nature and relatively short maturity dates or durations.

RISKS AND UNCERTAINTIES

There are numerous and varied risks, known and unknown, that may prevent the Company from achieving its goals. A detailed description of the risks and uncertainties pertaining to the Company’s operations can be found in the Company’s Annual Information Form for the fiscal year ended April 30, 2024.

Nasdaq

On August 19, 2024, the Company first received written notification (the "Notification Letter") from The Nasdaq Stock Market LLC indicating that the Company is not in compliance with the minimum bid price requirement set forth in the Nasdaq Rule 5450(a)(1) based on the closing bid price of the Common Shares being less than US $1.00 per share for the 30 consecutive business days (the "Minimum Bid Requirement") from July 5, 2024 to August 15, 2024. The Company was given a 180-day compliance period, or until February 17, 2025, to regain compliance with the Minimum Requirement.

The Company did not regain compliance during the first 180-calendar day compliance period. However, on February 20, 2025, the Company transferred its securities to the Nasdaq Capital Market and was granted an additional 180-day compliance period, or until August 18, 2025, to regain compliance with the Minimum Bid Requirement.

The Notification Letter is only a notification of deficiency and it is not a notice of imminent delisting. Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Requirement.

If at any time before August 18, 2025, the bid price of the Common Shares closes at or above $1.00 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the Nasdaq Listing Rules, and the matter will be closed. However, Nasdaq may, in its discretion, require the Common Shares to maintain a bid price of at least $1.00 for a period in excess often consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance. If the Company does not regain compliance with the Bid Price Rule by August 18, 2025, and is not eligible for an additional compliance period at that time, the Nasdaq Staff will provide written notification to the Company that its common stock may be delisted. The Company would then be entitled to appeal the Nasdaq Staff’s determination to a NASDAQ Listing Qualifications Panel and request a hearing. There can be no assurance that, if the Company does appeal a delisting determination by the Nasdaq Staff to the NASDAQ Listing Qualifications Panel such appeal would be successful. However, there can be no assurance

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

that the Company will be able to regain compliance with the Bid Price Rule. The Company is not aware of any other significant changes to the risks and uncertainties disclosed at that time.

Material weakness

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate the material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

As more fully described in Item 4. Controls and Procedures, of this Form 6-K, we have identified a material weakness that existed as of January 31, 2025 related to sufficient resources to assist us in identifying, evaluating and addressing complex technical accounting issues. As a result of this material weakness, management concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of January 31, 2025.

Unless and until this material weakness is remediated, or if new material weaknesses arise in the future, material misstatements could occur and go undetected in our interim or annual consolidated financial statements, and we may be required to restate our financial statements. In addition, we may experience delays in satisfying our reporting obligations or to comply with Securities and Exchange Commission rules and regulations, which could result in, among other things, regulatory or enforcement actions, securities litigation, limitations on our ability to access capital markets, debt rating agency downgrades or rating withdrawals, or loss in confidence of our investors, any one of which could adversely affect the valuation of our common stock and our business prospects. We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weakness identified or that any additional material weaknesses will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting.

The Company’s Annual Information Form can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

FURTHER INFORMATION:

Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar.